December 8, 2008

Mail Stop 3561

Lawrence E. Hyatt
Chief Financial Officer, Secretary and Treasurer
O'Charley's Inc.
3038 Sidco Drive
Nashville, TN 37204

**RE:     O'Charley's Inc.**
**File No. 000-18629**
**Form 10-K: For the Fiscal Year Ended December 30, 2007**

Dear Mr. Hyatt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Lyn Shenk
Branch Chief